UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES

SECURITIES ACT OF 1933

Date of Report: September 29, 2025

(Date of earliest event reported)

MCI INCOME FUND VII, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-0274196
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201

(Full mailing address of principal executive offices)

(888) 418-3730

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

Item 1. Fundamental Change

On September 29, 2025, MCI Income Fund VII, LLC, a Delaware limited liability company (the “Company”), executed Loan Transaction Documents (as defined below) pursuant to which the Company, as the lender, provided a loan to a special purpose entity of its affiliate, MCI Development 1, LLC, (the “Developer”). The special purpose entity, known as Megatel Venetian, LLC (the “Borrower”), is a Texas limited liability company wholly owned by the Developer. The principal amount of the loan is $1,836,000 (the “Loan”). The loan funded September 30, 2025.

The Loan is evidenced by that certain Construction Loan Agreement by and between the Company and the Borrower dated as of September 29, 2025 (the “Loan Agreement”), that certain Secured Promissory Note by and between the Company and the Borrower of even date therewith (the “Note”), that certain Deed of Trust (with Security Assignment and Assignment of Rents) executed by the Borrower of even date therewith (the “Deed of Trust”), and that certain Limited Guaranty by the Developer of even date therewith (the “Guaranty”, and together with the Loan Agreement, the Note, and the Deed of Trust, the “Loan Transaction Documents”).

The proceeds from the Loan were used by the Borrower to refinance 18 lots in the residential community known as Venetian at Weston, in Weston, Texas (collectively, the “Project”).

The Loan Agreement includes customary representations, warranties, covenants, and terms and conditions for transactions of this type, including (i) limitations on incurrence of debt, liens, or other encumbrance on the Project, and the transfer of any portion of the Project; (ii) covenants to preserve the corporate existence and comply with laws and covenants on the application of proceeds of the Loan; (iii) insurance coverage obligations; and (iv) default provisions, include, in part, defaults for non-payment, failure to comply with a covenant or other agreement of any of the Loan Transaction Documents, breach of representations and warranties, and insolvency or bankruptcy of the Borrower and/or Developer. The occurrence of an event of default under the Loan Agreement, after any applicable cure period, could result in the Loan becoming immediately due and payable.

The Note accrues interest at a rate of 12%, subject to a rate of 18% in the event of default, and all interest and principal will be due on June 30, 2030. The Borrower may prepay the Loan without penalty.

The Loan made pursuant to the Loan Agreement and the Note is secured by the Deed of Trust executed by the Borrower for the benefit of the Company. Pursuant to the Deed of Trust, the Loan is secured by the Project, including its real property, fixtures, and any related revenues and income derived therefrom. The principal of the Loan is further guaranteed by the Developer pursuant to the Guaranty.

The foregoing is a summary of the Loan Transaction Documents and is qualified in its entirety by reference to the complete text of the Loan Agreement, the Note, the Deed of Trust, and the Guaranty which are filed by the Company as Exhibits 6.1, 6.2, 6.3, and 6.4 respectively, to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

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Index to Exhibits

Exhibit No.	Description of Exhibit

6.1	Construction Loan Agreement, dated September 29, 2025, by and between MCI Income Fund VII, LLC and Megatel Venetian, LLC.

6.2	Secured Promissory Note, dated September 29, 2025, issued by MCI Income Fund VII, LLC to Megatel Venetian, LLC

6.3	Deed of Trust (with Security Agreement and Assignment of Rents), dated September 29, 2025, executed by Megatel Venetian, LLC in favor of MCI Income Fund VII, LLC, as beneficiary.

6.4	Limited Guaranty dated September 29, 2025, executed by MCI Development 1, LLC in favor of MCI Income Fund VII, LLC.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MCI Income Fund VII, LLC

a Delaware limited liability company

By:	MCI Holdings, LLC
Its: Sole Member

By:	/s/ Arash Afzalipour
Name: Arash Afzalipour
Its: Co-President

By:	/s/ Armin Afzalipour
Name: Armin Afzalipour
Its: Co-President

Date: October 3, 2025

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